Exhibit 99.1

Lanvin Group Holdings Limited to Hold Annual General Meeting on December 18, 2025

NEW YORK, November 20, 2025 /PRNewswire/ — Lanvin Group Holdings Limited (NYSE: LANV, the “Company” or “Lanvin Group”), a global luxury fashion group, today announced that it will hold its annual general meeting of the shareholders (the “AGM”) virtually through a live webcast and teleconference on December 18, 2025 at 9:00 AM EST. The AGM will serve as an open forum for shareholders to engage with the Board of Directors and the executive management of the Company, and will be convened for the purpose of considering and, if thought fit, passing the Proposed Resolution set forth in the Notice of AGM. The Notice and the form of proxy for the AGM are available on the Company’s website at https://ir.lanvin-group.com.

The Board of Directors fully supports the Proposed Resolution and recommends that shareholders vote in favor of it as set out in the Notice of AGM.

Only holders of record of the Company’s ordinary shares with a par value of US$0.000001 each at the close of business on November 17, 2025 New York time are entitled to receive notice of, to attend and to vote at the AGM or any adjournment or postponement thereof.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2024 (the “Form 20-F”), with the United States Securities and Exchange Commission (the “SEC”). The Form 20-F can be accessed on the Company’s website at https://ir.lanvin-group.com and on the SEC’s website at http://www.sec.gov.

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China and Milan, Italy, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. Lanvin Group is listed on the New York Stock Exchange under the ticker symbol “LANV”. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit https://ir.lanvin-group.com.

Enquiries:

Investors

Lanvin Group

Coco Wang

coco.wang@lanvin-group.com